UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Form 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____



                         Commission File Number 0-18984



                         REYNOLDS, SMITH AND HILLS, INC.
                      EMPLOYEES 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)



                         REYNOLDS, SMITH AND HILLS, INC.
          (Name of issuer of the securities held pursuant to the plan)



          10748 Deerwood Park Blvd. South, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

REYNOLDS, SMITH AND HILLS,
INC. EMPLOYEES 401(K) PROFIT
SHARING PLAN


Financial Statements for the Years Ended
December 31, 2002 and 2001 and Supplemental
Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K) PROFIT SHARING PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                     Page
INDEPENDENT AUDITORS' REPORT                                                                           1
FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits                                                     3
   Statements of Changes in Net Assets Available for Benefits                                          4
   Notes to Financial Statements                                                                       5
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H Part IV Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 2002                                                                          10

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034                                    Deloitte
                                                                    & Touche

Tel: (904) 665 1400
Fax: (904) 355 9104
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Reynolds, Smith and Hills, Inc. Employees
  40l(k) Profit Sharing Plan
Jacksonville, Florida


We have audited the accompanying statements of net assets available for benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


As discussed in Note 2 to the financial statements, the 2002 and 2001 financial statements include securities valued at $1,952,657 (10 percent of net assets) and $1,697,433 (9 percent of net assets), respectively, whose values have been estimated by an independent appraiser in the absence of readily ascertainable market values. We have examined the procedures used by an independent appraiser in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

--------
Deloite
Touche
Tohmatsu
--------

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 11, 2003

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                          2002           2001
ASSETS:
   Investments, at fair value:
     Collective funds                                  $16,532,737   $17,262,892
     Short-term investments                                 33,581        53,191
   Investments, at estimated fair value:
     Reynolds, Smith and Hills, Inc. common stock        1,952,657     1,697,433
     Loans to participants                                 477,091       544,919
                                                       -----------   -----------
        Total investments                               18,996,066    19,558,435
   Contributions receivable                                132,635       120,255
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $19,128,701   $19,678,690
                                                       ===========   ===========

See accompanying notes to the financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                       2002             2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income                               $    380,918    $    532,390
   Net depreciation in fair value of investments     (3,088,442)     (2,829,586)
                                                   ------------    ------------
     Net investment loss                             (2,707,524)     (2,297,196)
   Contributions from employer                          776,606         637,075
   Contributions from employees                       2,744,231       2,082,974
                                                   ------------    ------------
     Total additions                                    813,313         422,853
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Administrative expenses                               51,730          31,251
   Distributions                                      1,404,636         907,290
                                                   ------------    ------------
     Total deductions                                 1,456,366         938,541
                                                   ------------    ------------
TRANSFERS IN                                             93,064
                                                   ------------    ------------
     Net decrease                                      (549,989)       (515,688)
NET ASSETS AVAILABLE FOR BENEFITS
   AT BEGINNING OF YEAR                              19,678,690      20,194,378
                                                   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                                  $ 19,128,701    $ 19,678,690
                                                   ============    ============

See accompanying notes to the financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet, Summary Plan Description and Prospectus for the April 1,1996 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan, for a more complete description of the Plan. Copies of the pamphlet are available from the Plan Coordinator.

     General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of employees of Reynolds, Smith and Hills, Inc. (the "Company") and subsidiaries. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

     Investment Options - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. A participating employee may change his investment decision at any time by contacting INVESCO Trust Company (the "Trustee"). Changes involving Reynolds, Smith and Hills, Inc. common stock are handled by the plan administrator on a quarterly basis. Earnings on the investment funds are allocated among the accounts of participants that have elected to invest in each such fund.

     Accounts may be invested among the following:

       (i) INVESCO Retirement Trust Stable Value Fund

       (ii) INVESCO Select Income Fund

       (iii) INVESCO Retirement Trust Total Return Fund

       (iv) INVESCO Value Equity Fund

       (v) INVESCO Dynamics Fund

       (vi) INVESCO Small Company Growth Fund

       (vii) Janus Overseas Fund

       (viii) MFS Growth - Stock Fund

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)
--------------------------------------------------------------------------------

       (ix) American Washington Mutual Investors Fund

       (x) Reynolds, Smith and Hills, Inc. common stock

     Plan participants may direct the investment of all funds credited to their account to any or all investment funds in increments of 1%.

     Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $11,000 and $10,500 in 2002 and 2001, respectively. The dollar limit is indexed yearly for inflation. The Company matches 50% of the employee's annual contribution up to 6% of an employee's contribution level. In addition, the Company may make discretionary contributions to the Plan in cash, Company stock, or a combination of the two. No discretionary contributions were made in 2002 or 2001.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contributions, Plan earnings, and the allocation of associated administrative expenses.

     Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Participants vest in the remainder of the account balances at a rate of 20% per year of continuous service. A participant is 100% vested after five years of credited service.

     Withdrawals - Participants may withdraw all of the vested amounts credited to their accounts. Also, a participant may elect to withdraw certain amounts from his deferral contribution account due to financial hardship.

     Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

     Payment of Benefits - On termination of employment, a participant with an account balance of $5,000 or less will receive a lump sum payment of the participant's account balance. The Plan provides other payment schedules for payment of participant balances in excess of $5,000. As of December 31, 2002, $3,339,633 in benefits was owed to participants that had withdrawn from the plan.

     In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's account as of the next quarterly valuation date.

     Forfeited Accounts - During 2002 and 2001, forfeited balances were accumulated in the Plan. During February 2003, the accumulated balances were distributed to remaining participants based upon total employer matching contributions plus accumulated earnings on these contributions since inception of the Plan.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)
--------------------------------------------------------------------------------

     Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accounts of the Plan are maintained on the accrual basis except for benefit payments, which are reported on a cash basis in accordance with guidelines of the American Institute of Certified Public Accountants' Audit and Accounting Guide, Audits of Employee Benefit Plans.

     Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Short-term investments are carried at cost which approximates fair value. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated fair value as there is no active market for the stock. The Plan's loans to participants are stated at estimated fair value.

     Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     Administrative Expenses - Administrative expenses are currently paid from the Plan assets.

     Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Plan invests in various mutual funds that, in turn, may invest in securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.   INVESTMENTS

     Except for the Plan's investments in loans to participants and common stock of the Company, the Plan's investments are held in a trust fund administered by the Trustee. Such investments consist primarily of the Plan's short-term investments and investments in mutual funds and collective trust funds.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)
--------------------------------------------------------------------------------

The following table summarizes all investments held, by fund, at December 31:

                                                                            2002           2001
Investments at Fair Value as Determined by Quoted Market Prices

INVESCO mutual funds:
     Value Equity Fund; 212,947 and 202,475 units                       $ 3,351,780*   $ 3,972,561*
     Dynamics Fund; 223,350 and 198,693 units                             2,380,911*     3,165,185*
     Small Company Growth Fund; 161,003 and 138,916 units                 1,341,155*     1,686,444*
     Select Income Fund; 273,836 and 237,299 units                        1,423,949*     1,276,667*
                                                                        -----------    -----------
                                                                          8,497,795     10,100,857
Janus mutual fund:
     Janus Overseas Fund; 50,613 and 39,854 units                           773,869        809,041
MFS mutual fund:
     MFS Growth - Stock Fund; 54,533 and 37,108 units                       503,339        478,316
American Washington Mutual Investors mutual fund:
     American Washington Mutual Investors Fund;
     21,580 and 11,743 units                                                507,338        331,740
INVESCO collective trust funds:
     Retirement Trust Stable Value Fund; 4,983,934 and
        4,136,226 units                                                   4,983,934*     4,136,226*
     Retirement Trust Total Return Fund; 40,103 and
        38,257 units                                                      1,266,462*     1,406,712*
                                                                        -----------    -----------
                                                                          6,250,396      5,542,938
INVESCO money market fund:
     Stock Liquidity Fund; 33,581 and 53,191 units                           33,581         53,191
Investments at Estimated Fair Value
Reynolds, Smith and Hills, Inc. common stock;
   105,549 and 99,849 shares                                              1,952,657*     1,697,433*
Loans to participants                                                       477,091        544,919
                                                                        -----------    -----------
                                                                          2,429,748      2,242,352
                                                                        -----------    -----------

Total investments                                                       $18,996,066    $19,558,435
                                                                        ===========    ===========

*    Investment exceeds 5% of net assets available for benefits.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Concluded)
--------------------------------------------------------------------------------

Net (depreciation) appreciation in the fair value of investments for the years ended December 31:

                                                                       2002           2001

Investments with fair values as determined by quoted market prices   $(3,238,216)   $(3,025,029)
Investment with estimated fair value                                     149,774        195,443
                                                                     -----------    -----------
Net depreciation in the fair value of investments                    $(3,088,442)   $(2,829,586)
                                                                     ===========    ===========

4.   INCOME TAX STATUS

     The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.   RELATED-PARTY TRANSACTIONS

     The Plan invested in funds managed by INVESCO. INVESCO was the trustee as defined in the Plan and, therefore, these transactions qualified as party-in-interest.

 6.   SUBSEQUENT EVENT

     On October 8, 2002, the Plan selected MFS Investment Management ("MFS") to replace INVESCO as Trustee. MFS offers different investment options for plan participants than the options described in Note 1. The change was effective in February 2003.

                                   * * * * * *

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN


FORM 5500 SCHEDULE H PART IV LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                      Market
                                                         Units        Value
                                                       ---------    ---------
INVESCO mutual funds:
   Value Equity Fund                                     212,947   $ 3,351,780
   Dynamics Fund                                         223,350     2,380,911
   Small Company Growth Fund                             161,003     1,341,155
   Select Income Fund                                    273,836     1,423,949
Janus mutual fund:
   Janus Overseas Fund                                    50,613       773,869
MFS mutual fund:
   MFS Growth - Stock Fund                                54,533       503,339
American Washington Mutual Investors mutual fund:
   American Washington Mutual Investors Fund              21,580       507,338
INVESCO collective trust funds:
   Retirement Trust Stable Value Fund                  4,983,934     4,983,934
   Retirement Trust Total Return Fund                     40,103     1,266,462
INVESCO money market fund:
   Stock Liquidity Fund                                   33,581        33,581
Stock fund:
   Reynolds, Smith and Hills, Inc. common stock          105,549     1,952,657
Loan fund:
   Loans to participants                                               477,091
                                                                   -----------
TOTAL                                                              $18,996,066
                                                                   ===========

                                   SIGNATURES



The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEE 401(k) PROFIT SHARING PLAN




By:      /s/ Darold F. Cole
         ------------------
         Darold F. Cole
         Chairman, Administrative Committee
         and Senior Vice President and Director
         Reynolds, Smith and Hills, Inc.



Date:   May 2, 2003
        -----------

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statements Numbered 33-33536, 33-40551, 33-40552, 33-40553, 33-40554, 33-51100, 33-51102,
33-51320 and 333-40237 of Reynolds, Smith and Hills, Inc. on Form S-8 of our report dated April 11, 2003 (which expresses an unqualified opinion), appearing in the Annual Report on Form 11-K of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, FL
May 2, 2003